UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NUMBER: 1-11656
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL GROWTH 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
GENERAL GROWTH PROPERTIES, INC.
110 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
(312) 960-5000

GENERAL GROWTH 401(k) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
General Growth 401(k) Savings Plan:
Chicago, Illinois
We have audited the accompanying statements of net assets available for benefits of General Growth 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Blackman Kallick, LLP
Chicago, Illinois
June 25, 2010

GENERAL GROWTH 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	December 31,
	2009	2008
ASSETS:
Participant-directed investments:
Registered investment companies	$195,828,812	$147,390,568
Employer stock fund	25,765,026	2,358,757
Vanguard Retirement Savings Trust	44,153,352	44,108,980
Vanguard Brokerage Option	1,465,691	1,348,828
Outstanding participant loans	4,810,380	4,819,814

Total investments	272,023,261	200,026,947

Receivables:
Employer contributions	955,952	1,419,618
Participant contributions	555,563	778,527

Total receivables	1,511,515	2,198,145

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	273,534,776	202,225,092

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(954,514)	576,648

NET ASSETS AVAILABLE FOR BENEFITS	$272,580,262	$202,801,740

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

INVESTMENT INCOME:
Interest and dividend income	$5,287,280
Net appreciation in fair value of investments	60,980,186

Total investment income	66,267,466

CONTRIBUTIONS:
Participants	14,350,622
Employer	8,881,307

Total contributions	23,231,929

Total investment income and contributions	89,499,395

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefit payments	19,508,726
Administrative expenses	62,312
Other	149,835

Total deductions from net assets	19,720,873

NET INCREASE IN PLAN ASSETS	69,778,522

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	202,801,740

End of year	$272,580,262

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. Description of Plan and Significant Plan Provisions
The following description of the General Growth 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan, which may be obtained from the Plan Administrator (as defined below), for a more complete description of the Plan’s provisions.
General: GGP Limited Partnership (the “Company”) is the Plan Sponsor and Plan Administrator. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide for their retirement. The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and its affiliates and subsidiaries. Employees are eligible to participate in the Plan on their first day of employment with the Company and/or once the employees attain the age of eighteen. Certain individuals at locations managed by the Company are either employees of companies not owned or controlled by the Company or are covered by other qualified plans and therefore are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the financial statements and schedules presented have been prepared in accordance with the financial reporting requirements of ERISA.
Debtors in possession: On April 16 and April 22, 2009, General Growth Properties, Inc. (“GGPI”), and certain of its domestic subsidiaries, including the Company (the “Debtors”) filed for bankruptcy protection under Chapter 11 of Title 11 (“Chapter 11”) of the United States Code in the Southern District of New York (the “Bankruptcy Court”).
The Debtors are currently operating as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of Chapter 11 and orders of the Bankruptcy Court. In general, as debtors in possession, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.
Should the Plan be terminated, the Plan would be liquidated subject to the terms of ERISA (see Note 1, Termination). The Plan assets are not subject to creditor claims.
Effective April 21, 2009, the Employee Stock Fund was eliminated as an investment option to Plan participants. Previously-existing investments that remain invested in the Employee Stock Fund may be adversely impacted by the GGPI bankruptcy filing. Under the priority scheme established by Chapter 11, unless creditors agree otherwise, pre-petition liabilities and post-petition liabilities must be satisfied in full before GGPI common stockholders are entitled to receive any distribution or retain any property under a plan of reorganization. The ultimate recovery to GGPI common stockholders, if any, will not be determined until confirmation of a plan of reorganization. No assurance can be given as to what values, if any, will be ascribed in the Chapter 11 cases to GGPI common stockholders or what types or amounts of distributions, if any, they would receive. A plan of reorganization could result in GGPI common stockholders receiving no distribution on account of their interests and cancellation of their holdings. Because of such possibilities, the value of GGPI common stock is highly speculative. Appropriate caution should be exercised with respect to existing and future investments in GGPI common stock. At this time there is no assurance that GGPI will be able to successfully propose or implement a plan of reorganization.
Contributions: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 50% of gross earnings, as defined. The Internal Revenue Code (“IRC”) imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2009, a participant’s before-tax contribution was generally limited to

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
$16,500. Also for 2009, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $5,500. Participants may also designate all or part of their Plan contributions as Roth 401(k) contributions, which are after-tax contributions. The Company adds to a participant’s account through a matching contribution up to 5% of the participant’s annual earnings contributed to the Plan. The Company will match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant.
Participant accounts: Separate accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover deposits and allocations of the Company’s contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s vested account. Participants designate which investment option or combination of options in which their contributions and the Company’s matching contributions are to be invested.
At December 31, 2009, the Plan offered the following investment options:
•	Twenty-three registered investment companies which offer investments in stocks, bonds and cash-equivalents;

•	Common stock of the Company’s ultimate parent, General Growth Properties, Inc. (“GGPI”), a publicly-traded real estate investment trust (“Employer Stock Fund”), subject to certain limitations as discussed below; and

•	Vanguard Retirement Savings Trust, a collective investment trust, which invests primarily in investment contracts issued by insurance companies, banks or other financial institutions.
On December 1, 2008, the Vanguard Brokerage Option was closed to new contributions. Contributions made to the Vanguard Brokerage Option prior to December 1, 2008 may remain invested therein.
Between January 1, 2009 and April 20, 2009, contributions to the Employee Stock Fund were restricted to amounts that did not cause the contributing employee’s holdings in GGPI common stock to exceed 20% of his or her total Plan account balance. On April 21, 2009, the Employee Stock Fund was closed to all new contributions. Contributions made to the Employee Stock Fund prior to April 21, 2009 may remain invested therein.
Participant loans: Participants may borrow against their account, subject to certain administrative rules. The minimum loan that will be made is $1,000 and the total of any individual participant’s loan or loans may never exceed the lesser of 50% of the participant’s total vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. The interest rates on loans range from 4.25% to 10.50% as of December 31, 2009. The term of a loan may not exceed five years, unless the loan qualifies as a primary residence loan, in which case the term may not exceed 20 years. Principal and interest are due each pay period. Participant loans are due and payable within 90 days upon termination of employment.
Vesting: Participants are vested immediately in employee and employer contributions for contributions made on or after January 1, 1998.
Termination: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, all affected participant’s benefits will be distributable to the participant or the participant’s beneficiary.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Payment of benefits: Upon termination of service due to death, disability, retirement on or after attaining the Plan’s normal retirement age of 60, or termination of employment, the balances in the participant’s separate accounts may be paid in lump sum to the participant, or in the event of death, the participant’s beneficiary. Prior to termination of service, a participant may withdraw contributions by claiming hardship, as defined by the Plan. GGPI stock will be distributed in cash or stock, as elected by the Participant. All other distributions will be made in cash.
Terminated participants’ vested account balances less than $5,000 and greater than $1,000 will be transferred into an eligible retirement plan, unless the participant elects to receive the distribution directly or to have the distribution paid directly to an eligible retirement plan specified by the participant. For participant account balances of $1,000 or less, lump sum cash distributions will be made.
NOTE 2. Summary of Significant Accounting Policies
Basis of accounting: The financial statements were prepared using the accrual method of accounting.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.
Valuation of investments and participant loans: The Plan’s investments and participant loans are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Units of the Vanguard Retirement Savings Trust (“VRST”), a common collective trust which invests primarily in investment contracts, are valued at fair value and then adjusted to contract value. Contract value is calculated as the sum of the principal balance plus accrued interest. Both the fair value of the Plan’s investment in the VRST and the adjustment to contract value is reflected on the Statements of Net Assets Available for Benefits. Refer to Note 3 Fair Value Measurements for disclosure regarding the valuation methodologies used to measure fair value of the Plan’s participant-directed investments.
Investment transactions: Investment income is allocated and recorded daily to the participants’ accounts. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Administrative expenses: All administrative expenses result in a deduction from participants’ accounts.
Payment of benefits: Benefit payments to participants are recorded upon distribution. There were no benefits payable at December 31, 2009. Amounts allocated to accounts of individuals who have elected to withdraw from the Plan but have not yet been paid were $11,745 at December 31, 2008.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 3. Fair Value Measurements
Effective January 1, 2008, the Plan adopted generally accepted accounting principles related to Fair Value measurements for all financial assets and liabilities in the financial statements on a recurring basis. This accounting principle defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. Such adoption did not change the Plan’s valuation methods for such assets and liabilities. The Fair Value measurement standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The valuation methodologies used for assets measured at fair value are as follows:
Short-term money market and registered investment companies — Shares in these funds are valued at quoted market prices which represent the Net Asset Value (NAV) of shares held by the Plan at year-end.
Common collective trust — The Plan’s investment in the VRST is valued at the NAV per unit as determined by the trustee. Such NAV is based on the value of the underlying assets and liabilities of the trust.
Fixed income securities and equity securities — Fixed income securities in the Vanguard Brokerage Option are valued using the last quoted bid price. Equity securities in the Vanguard Brokerage Option are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices.
Employer Stock Fund — The Employer Stock Fund is valued using the year-end market price of GGPI common stock plus the uninvested cash held in the fund.
Outstanding participant loans — Outstanding participant loans are valued at their outstanding balances, which approximate fair value.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following table summarizes the Plan’s financial assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2009 and 2008:

	Fair Value Measurements
	At December 31, 2009
	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Total Fair Value
Description	(Level 1)	(Level 2)	(Level 3)	December 31, 2009

Cash	$(26)	$—	$—	$(26)
Short-term money market	573,746	—	—	573,746
Common collective trust	—	44,153,352	—	44,153,352
Registered investment companies	195,839,225	—	—	195,839,225
Fixed income securities	117,611	—	—	117,611
Equity securities	763,947	—	—	763,947
GGPI common stock	25,765,026	—	—	25,765,026
Outstanding participant loans	—	—	4,810,380	4,810,380

Total Investments — Fair Value	$223,059,529	$44,153,352	$4,810,380	$272,023,261

	Fair Value Measurements
	At December 31, 2008
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs	Total Fair Value
Description	(Level 1)	(Level 2)	(Level 3)	December 31, 2008

Cash	$169	$—	$—	$169
Short-term money market	346,162	—	—	346,162
Common collective trust	—	44,108,980	—	44,108,980
Registered investment companies	147,397,959	—	—	147,397,959
Fixed income securities	73,315	—	—	73,315
Equity securities	921,791	—	—	921,791
GGPI common stock	2,358,757	—	—	2,358,757
Outstanding participant loans	—	—	4,819,814	4,819,814

Total Investments — Fair Value	$151,098,153	$44,108,980	$4,819,814	$200,026,947

The following table sets forth information summarizing the changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2009. All of the Plan’s level 3 assets for the year ended December 31, 2009 were outstanding participant loans:

Level 3 Asset Gains and Losses
Outstanding Participant Loans
At December 31, 2009

Beginning balance	$4,819,814
Issuances and settlements (net)	(9,434)

Ending balance	$4,810,380

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 4. Investments
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 or December 31, 2008:

	December 31,
Description of Investment	2009	2008

Vanguard Retirement Savings Trust (at contract value)	$43,198,838	$44,685,628
Employer Stock Fund	25,765,026	2,358,757
Vanguard Intermediate-Term Bond Index Fund, Investor Shares	23,853,404	22,494,700
American Funds EuroPacific Growth Fund, R-4	22,919,854	16,175,999
Vanguard 500 Index Fund, Investor Shares	22,672,561	16,658,119
Vanguard Target Retirement Fund 2025	19,139,804	14,846,057
Royce Total Return Fund-Financial Intermediary Shares	15,673,059	12,944,661
During 2009, the Plan’s investments (including net gains and losses on investments bought and sold, as well as held during the year) increased in value as follows:

Registered investment companies	$37,028,935
Employer Stock Fund	23,647,087
Vanguard Brokerage Option, net	304,164

Net appreciation in fair value of investments	$60,980,186

NOTE 5. Income Tax Status
The Plan received its latest determination letter on February 10, 2006, applicable for Plan amendments effective on May 1, 2002; December 31, 2002; January 1, 2003 and January 1, 2004, in which the Internal Revenue Service (the “IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 6. Risks and Uncertainties
The Plan provides for investment in various investment securities. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investments in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
NOTE 7. Exempt Party-In-Interest Transactions
During the year ended December 31, 2008, the Plan allowed participants to invest in GGPI common stock through the Employee Stock Fund. As of April 21, 2009, the Employee Stock Fund was closed to new contributions. Contributions made to the Employee Stock Fund prior to April 21, 2009 may remain invested therein.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The Plan invests in shares of registered investment companies managed by an affiliate of VFTC. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees incurred by the Plan for investment management services were included as a reduction of the return earned on each fund. Administrative fees paid by participants, which reduced plan net assets, were $62,312, in 2009.
NOTE 8. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits:

	December 31,	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$272,580,262	$202,801,740
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	954,514	(576,648)

Net assets available for benefits per the Form 5500	$273,534,776	$202,225,092

The following is a reconciliation of net increase in Plan assets:

Year Ended
December 31,
2009
Net increase in Plan assets per the financial statements	$69,778,522
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,531,162

Net income per the Form 5500	$71,309,684

GENERAL GROWTH 401(k) SAVINGS PLAN
SUPPLEMENTAL SCHEDULES
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009
E.I.N. 41-1746121 Plan Number 002

Identity of Issue	Description of Investment	Fair Value
Registered Investment Companies:
* American Funds Euro Pacific Growth Fund; R-4 Shares	Registered Investment Company	$22,919,854
* American Funds Growth Fund of America; R-4 Class	Registered Investment Company	13,141,499
* Artisan Funds, Inc: Artisan Mid Cap Fund; Investor Shares	Registered Investment Company	11,541,995
* Davis New York Venture Fund, Inc. — Class A Shares	Registered Investment Company	7,995,257
* Lord Abbett Mid Cap Value Fund; Class A Shares	Registered Investment Company	5,093,958
* Royce Total Return Fund-Financial Intermediary Shares	Registered Investment Company	15,673,059
* Vanguard 500 Index Fund Investor Shares	Registered Investment Company	22,672,561
* Vanguard Explorer Fund Investor Shares	Registered Investment Company	5,600,635
* Vanguard Extend Market Index Fund Investor Shares	Registered Investment Company	7,828,588
* Vanguard Intermediate-Term Bond Index Fund Investor Shares	Registered Investment Company	23,853,404
* Vanguard Prime Money Mkt	Registered Investment Company	35,985
* Vanguard REIT Index Fund Investor Shares	Registered Investment Company	2,111,331
* Vanguard Target Retirement 2005 Fund	Registered Investment Company	1,147,395
* Vanguard Target Retirement 2010 Fund	Registered Investment Company	1,871,138
* Vanguard Target Retirement 2015 Fund	Registered Investment Company	11,321,414
* Vanguard Target Retirement 2020 Fund	Registered Investment Company	2,980,099
* Vanguard Target Retirement 2025 Fund	Registered Investment Company	19,139,804
* Vanguard Target Retirement 2030 Fund	Registered Investment Company	2,076,471
* Vanguard Target Retirement 2035 Fund	Registered Investment Company	9,760,879
* Vanguard Target Retirement 2040 Fund	Registered Investment Company	1,515,463
* Vanguard Target Retirement 2045 Fund	Registered Investment Company	5,641,091
* Vanguard Target Retirement 2050 Fund	Registered Investment Company	709,036
* Vanguard Target Retirement Income Fund	Registered Investment Company	1,197,896

		195,828,812

* Employer Stock Fund	General Growth Properties, Inc. — Common Stock	25,765,026

* Vanguard Retirement Savings Trust	Collective Trust	44,153,352

* Vanguard Brokerage Option	Registered Investment Companies, Stocks, Bonds and Cash-Equivalents	1,465,691
* Outstanding Participant Loans	4.25% - 10.5%	4,810,380

Total		$272,023,261

*	Party in Interest
See report of independent registered public accounting firm regarding supplemental information.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL GROWTH 401(k) SAVINGS PLAN By: GGP Limited Partnership, as Administrator By: General Growth Properties, Inc., its general partner
June 25, 2010	/s/ Thomas H. Nolan Jr.
By: Thomas H. Nolan Jr.
President and Chief Operating Officer

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION
23.1	Consent of Blackman Kallick, LLP